===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        FEBRUARY                               2006
                        ------------------------------------   -----------------
Commission File Number   000-23464
                        ------------------------------------   -----------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                 Form 20-F                    Form 40-F   X
                            ----------------             ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                          No   X
                      ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

===============================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

    1 News Release dated February 1, 2006 ("HUMMINGBIRD'S LEGALKEY(R) CELEBRATES 12TH YEAR IN PROVIDING PROACTIVE COMPLIANCE SOLUTIONS TO LAW FIRMS")
    2 News Release dated February 1, 2006 ("THE SCOOTER STORE ACHIEVES RAPID RETURN ON INVESTMENT WITH HUMMINGBIRD ENTERPRISE(TM)")
    3 News Release dated February 2, 2006 ("HUMMINGBIRD ACHIEVES CERTIFICATION WITH THE AUSTRALIAN VICTORIAN ELECTRONIC RECORDS STRATEGY (VERS)")
    4 News Release dated February 6, 2006 ("HUMMINGBIRD REACHES SUMMIT 2006 WITH A LOOK BACK ON SUCCESSFUL YEAR")
    5. News Release dated February 6, 2006 ("HUMMINGBIRD ANNOUNCES THE FORMATION OF A CUSTOMER ADVISORY BOARD")
    6. News Release dated February 7, 2006 ("HUMMINGBIRD ANNOUNCES STRATEGIC RELATIONSHIP WITH MICROSOFT AND DELIVERS ENHANCED OUT-OF-THE-BOX INTEGRATION AND HIGH VALUE ENTERPRISE CONTENT MANAGEMENT LIFECYCLE SOLUTIONS ON THE MICROSOFT PLATFORM")
    7. News Release dated February 8, 2006 ("HUMMINGBIRD ANNOUNCES WINNERS OF 2005 CUSTOMER INNOVATION AWARDS")
    8. News Release dated February 21, 2006 ("WEBSTER BANK, N.A. IMPLEMENTS HUMMINGBIRD ENTERPRISE(TM) FOR CONTRACT AND COMPLIANCE MANAGEMENT AND TO IMPROVE FINANCIAL AND CONTRACTUAL PERFORMANCE")
    9. News Release dated February 27, 2006 ("HUMMINGBIRD NAMED ONE OF THE '100 COMPANIES THAT MATTER IN KNOWLEDGE MANAGEMENT' IN 2006")
    10. News Release dated February 28, 2006 ("HUMMINGBIRD GOES ON THE ROAD WITH NEW SEMINAR SERIES FOR FINANCIAL SERVICES")

                                                                      DOCUMENT 1

[HUMMINGBIRD GRAPHIC OMITTED]

                Hummingbird's LegalKEY(R) Celebrates 12th Year in
              Providing Proactive Compliance Solutions to Law Firms

  LegalKEY leads the legal technology market in delivering New Business Intake,
              Records Management and Conflicts Management systems

  Nine of Top 10 Global Law Firms have installed LegalKEY compliance solutions

Toronto, Ontario and LEGALTECH(R) 2006, New York City - February 1, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the 12th anniversary of LegalKEY(R) Practice Support systems, a proactive compliance infrastructure that includes New Business Intake, Conflicts Management, Records Management and Critical Dates Management. Originally founded as LegalKEY Technologies, the company's forward-thinking product management team, through its true understanding of compliance issues and the ways that information flows and is utilized in law firms, has set the industry standard in developing and implementing records, conflicts and client/matter intake systems since 1994.

Hummingbird Ltd., the first document management vendor to recognize the legal market's need for end-to-end compliance throughout the matter lifecycle, acquired LegalKEY Technologies in 2003 and integrated the LegalKEY products as part of Hummingbird Enterprise(TM) for Legal.

Today, the number of firms actively using Hummingbird's LegalKEY compliance solutions includes:
    o    More than 200 law firms representing approximately 80,000 users
    o    The world's largest law firm
    o    Nine of the top 10 global law firms
    o    More than 60% of AmLaw 100 firms

"Implementing a compliance infrastructure that extends throughout the matter lifecycle has become a necessity. There are many complex policy, process and technology decisions that every firm must consider when striving to proactively address risk management issues," said Andy Jurczyk, Chief Information Officer, Sonnenschein Nath & Rosenthal LLP. "Fortunately, when it comes to records management, conflicts management and new business intake, LegalKEY systems are second-to-none. Further, the LegalKEY team are truly experts that can consult with firms regarding best practices, provide an extensive knowledge base stemming from other client experiences, and can also provide the technology systems to support firm goals."

"LegalKEY systems have maintained market leadership status for the past 12 years. We have earned the respect of our global customer base because of our commitment to the legal industry and our ability to predict and respond to law firm needs," said Yuri Frayman, Vice President, Legal Business Solutions, Hummingbird Ltd., and former founder of LegalKEY Technologies. "Firms today understand that records management and document management are not enough. That's why we have been focused on providing firms with end-to-to end compliance, from the matter inception through to final disposition."

About LegalKEY(R) Practice Support Solutions

LegalKEY Practice Support Solutions, integral components of Hummingbird Enterprise(TM) for Legal, were developed to improve the way that information flows and is utilized in law firms. The solutions are designed to complement a law firm's existing technologies and business practices, thereby enabling the firm to bill faster, mitigate risks, streamline processes, improve efficiency and become better organized.

The LegalKEY Practice Support suite includes Records Management(TM), Conflicts Management(TM), New Business Intake(TM) and Critical Dates Management(TM) - all fully integrated to enable consistent creation, use and maintenance of client/matter information. Additionally, the LegalKEY suite integrates with leading e-mail, imaging, time and billing, case management and document management systems including Hummingbird Enterprise(TM).

About Sonnenschein Nath & Rosenthal LLP

With 700 attorneys and other professionals in nine U.S. offices and a global reach throughout Europe, Asia, the Middle East, Latin America and Canada, Sonnenschein serves many of the world's largest and best-known businesses, nonprofits and individuals. Founded in 1906, the firm is a leader in innovative legal services, serving its clients through integrated, inter-office cooperation and teamwork among practice groups to provide efficient, effective and timely legal services and business counseling. For more information, visit www.sonnenschein.com.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 2

[HUMMINGBIRD GRAPHIC OMITTED]



     The SCOOTER Store Achieves Rapid Return on Investment with Hummingbird
                                  EnterpriseTM
  Company calculates investment in Hummingbird Enterprise delivered a payback period of only seven months

Toronto - February 1, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that The SCOOTER Store, America's leading supplier of power scooters and power wheelchairs for people with limited mobility, has successfully deployed Hummingbird EnterpriseTM to improve access to documents and records; increase employee productivity across different departments; and reduce costs associated with customer support and content storage.

Based on a core ideology, "Always Do the Right Thing," The SCOOTER Store was founded as the result of an unwavering desire to help people with limited mobility regain freedom and independence with the use of scooters and power wheelchairs. It has grown from that vision into a highly successful national enterprise with more than 1,100 employee-owners located in over 70 locations nationwide.

Prior to the deployment of Hummingbird Enterprise, records management at The SCOOTER Store was a labor-intensive and paper-intensive environment. Requests for documents contained in customer files were fulfilled manually and many times inquiries could not be immediately met. The delays in receiving requested files could result in delays in billing and cash flow.

With Hummingbird Enterprise deployed, The SCOOTER Store now has one central repository for managing all customer documents, significantly simplifying the search and retrieval process. Documents are scanned on location and saved into the Hummingbird document repository enabling the billing department to access them immediately. The paper copies are collected and shipped to the head office in bulk, resulting in substantial savings in courier costs.

The SCOOTER Store calculated its investment in Hummingbird Enterprise delivered a payback period of only seven months.

"Our frequent users in sales and billing, as well as our Medicare Response Development Team, now have access to documents as soon as they are scanned into the Hummingbird Enterprise repository. This is one of our primary benefits," said Jay Greene, Senior Vice President of Information Technology, The SCOOTER Store. "Users no longer have to wait an average of five business days for requested files as was the case with our previous manual filing system. Feedback from our end-users has been very positive."

Hummingbird Enterprise has enabled The SCOOTER Store to significantly reduce the amount of paper it keeps in its filing cabinets; contents from each customer folder have been reduced by 80 percent with the ultimate goal of reaching 100 percent reduction. More importantly, the company has been able to shorten its billing cycle since the 70-plus remote offices across the country can now file key documents, such as proofs of delivery, into the central content repository, electronically.

"Our disaster recovery position has truly benefited from the Hummingbird implementation. We back up our electronic images every night, and the back up tape is stored in a secure off-site facility. We no longer have to worry about the safe-keeping of physical documents," added Greene.

The SCOOTER Store has also been able to repurpose nine full-time employees that formerly handled the manual filing and retrieval of customer records and subsequent documentation. This has resulted in significant annual savings in manpower costs associated with the reduction in physically handling the paperwork.

"We are very pleased that The SCOOTER Store has received such high return on investment with Hummingbird Enterprise," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "With Hummingbird Enterprise, the SCOOTER Store has been able to effectively reduce costs, improve processes, and decrease man-hours spent on tedious manual filing and records management tasks, while putting a system in place that assists the Company with meeting its HIPAA compliance requirements. "

To learn more about The SCOOTER Store Hummingbird Enterprise deployment, please visit the Hummingbird Web site to read: The SCOOTER Store customer success story.

About The SCOOTER Store

Since 1991, The SCOOTER Store has helped transform the lives of more than 200,000 people across America. Over 90,000 physicians rely on The SCOOTER Store's expertise and quality service. Headquartered in New Braunfels, Texas, with retail locations, distribution centers and a network of service specialists all across America, The SCOOTER Store is dedicated to helping people with limited mobility achieve freedom and independence in their daily life.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 3

[HUMMINGBIRD GRAPHIC OMITTED]


   Hummingbird Achieves Certification with the Australian Victorian Electronic
                            Records Strategy (VERS)
  Adoption of VERS demonstrates Hummingbird's ongoing commitment to electronic records management, global compliance and certification initiatives

Toronto - February 2, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it has achieved certification with the Australian Victorian Electronic Records Strategy (VERS).

The Victorian Government in Australia is increasingly managing information electronically and certification with the VERS Specification 2 allows Hummingbird to provide a solution that manages the digital information which is preserved for legal, accountability or historical reasons.

The Victorian Electronic Records Strategy has been developed by Public Record Office Victoria (PROV) to preserve the electronic records of the state for the long term and to provide global leadership and direction in the management of digital records. As a world-leading solution to the problem of capturing, managing and preserving electronic records, VERS is a framework of standards, guidance, training, consultancy and implementation projects, which is centred around the goal of reliably and authentically archiving electronic records.

Depending on the specific needs of each business unit within the Victorian Government, the adoption of VERS delivers significant benefits including:
o Reduced risk through capturing and maintaining accurate and authentic digital records;
o Increased accountability through the improved transparency in government business processes; and
o    Significantly improved accessibility to records over time and distance.

"Compliance to VERS Specification 2 positions Hummingbird very well to move into a more advanced leadership position in records management," said Tony Hughes, Managing Director of Hummingbird Australia.

An Australian business partner, Knowledge Partners, provided extensive domain expertise in the design and configuration of the Hummingbird EDRMS system which underwent testing by the PROV. Knowledge Partners will continue to work closely to support Hummingbird as it moves forward with additional certifications under the VERS standard.

"Knowledge Partners is pleased to utilize its underlying strengths and expertise in Metadata management and EDRMS integration," said Carl Lindemann, Managing Director of Knowledge Partners. "Attaining VERS compliance is validation of the commitment and quality of a locally implemented world class EDRMS solution."

Hummingbird, Knowledge Partners and LogicaCMG will work with the Metropolitan Fire and Emergency Services Board in Melbourne to ensure their future deployment of new versions of Hummingbird EDRMS will be fully VERS compliant.

"Hummingbird provides government departments around the world with a leading-edge enterprise content management solution that is built on a secure, feature-rich, standards-compliant records management foundation. Hummingbird Enterprise(TM) provides an enhanced hierarchical security model and enhanced security of metadata with DoD 5015.2 certification including the rigorous Chapter 4 requirements, and Hummingbird's products have also been certified on the UK TNA 2002 - The National Archives specification," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "Achieving certification to VERS Specification 2 is testament to our dedication to continue to be the leading provider of government and compliance solutions worldwide."

About Knowledge Partners
------------------------
Knowledge Partners is an Australian owned and operated software & services company specializing in the delivery of enterprise-wide information management solutions based on technologies from market leading vendors such as

Hummingbird. Knowledge Partners is strategically positioned as a services driven organisation with an underlying philosophy of true added value based on market leading technologies. www.knowledgepartners.com.au

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organisations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost-effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

Hummingbird Australia Contact:
Natasha David
Alliances & Marketing Manager
E: natasha.david@hummingbird.com
T: 61 2 9409 2221

                                                                      Document 4

[HUMMINGBIRD GRAPHIC OMITTED]

       Hummingbird Reaches Summit 2006 with a Look Back on Successful Year

    Customers discovered new and better ways to automate and streamline their content-based business processes; Company received recognition from leading industry analysts and publications for product innovation and market leadership

Hummingbird Summit 2006, Miami, Florida - February 6, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, kicks off Summit 2006, its sixth annual worldwide user conference, with a look back at a very successful year for the Company.

In 2005, Hummingbird introduced an industry leading ECM platform that offers organizations a flexible framework for deploying content-driven and process-specific solutions that mitigate risk, reduce costs, and generate business advantage. Hummingbird received noteworthy praise from industry leaders for its corporate strategy, ongoing R&D investments and product leadership.

Additionally, Hummingbird made a significant acquisition with RedDot Solutions and established key partnerships to broaden and strengthen its line-of-business enterprise content lifecycle management solutions.

Removing Complexities Associated with Managing Enterprise Content

The latest release of Hummingbird Enterprise(TM) makes it possible for customers to transform enterprise content management technology into a robust business solutions framework. It is the foundation for streamlining and automating such critical processes as regulatory compliance, contract management, correspondence management, practice support for law firms, deal room management, and e-mail management. With Hummingbird Enterprise, customers across all industries and around the world are putting their business content to work for them.

Hummingbird Enterprise provides ground breaking innovations that help users be more productive faster and lets them work the way they want to work with content:

o Hummingbird Content Drive(TM) - a unique innovation that provides kernel level integration between the Microsoft desktop and the Hummingbird Enterprise repository, resulting in significantly reduced file transfer times and the ability to natively support complex linked documents.
o Hummingbird Enterprise(TM) Client for Microsoft Outlook, a new client for the most widely used e-mail environment. The new Client provides a fully interactive, business-based view of the entire suite of Hummingbird Enterprise functionality from within Microsoft Outlook. Hummingbird Enterprise Client for Microsoft Outlook represents a major innovation in how knowledge workers interact with all their business content, applications, and processes without ever having to leave the familiar Outlook client interface.
o Hummingbird Enterprise(TM) Client for BlackBerry, an innovative new client that provides seamless integration to Hummingbird Enterprise from the BlackBerry(R) e-mail application. The new client is designed to ensure Hummingbird customers are always connected to their mission critical information, improving efficiency and productivity while reducing risk.

Analyst Recognition

In 2005, industry analysts rated Hummingbird highly in several key reports, confirming Hummingbird's strategy of delivering high value solutions that enable customers to manage, preserve and leverage their intellectual assets.

Gartner, Inc. positioned Hummingbird in the Leaders Quadrant in the Magic Quadrant* for Enterprise Content Management, 2005(1), and Hummingbird received a "Strong Positive" rating in the Gartner MarketScope** for Records Management, 2005(2) report, the highest possible rating given. Hummingbird also received a "Positive" rating in the Gartner MarketScope for Web Content Management, 2005(3) for its RedDot CMS and LiveServer Web Content Management and Content Delivery Solution.

In addition, Forrester Research named Hummingbird Enterprise a "Strong Performer" in the October 7, 2005 Forrester Wave(TM) report: "Enterprise Content Management Suites, Q3 2005(4)."

Industry Awards and Recognition

In 2005, Hummingbird received several industry awards and citations. KMWorld recognized Hummingbird Enterprise as a "Trend-Setting Product of 2005" for its integrated suite of enterprise content management solutions, while Network Computing magazine named Hummingbird Enterprise(TM) Collaboration a top solution for Web-based team Collaboration.

Editorial Rankings

Hummingbird was positioned in several prestigious rankings in 2005, published by leading technology publications. KMWorld recognized Hummingbird as one of the '100 Companies that Matter in Knowledge Management' for the fifth consecutive year while EContent magazine included Hummingbird in its fifth annual "EContent 100" list of companies that matter most in the digital content industry. Hummingbird was also awarded a Readership Merit Award from DM Review based on the publication's 2005 annual readership survey question regarding total customer satisfaction. In addition, Hummingbird was ranked in the 2005 Software 500, Software Magazine's list of the world's foremost software and services providers.

Acquisition of RedDot Solutions

In June 2005, Hummingbird announced the acquisition of RedDot(TM) Solutions AG, a privately held provider of content management software, headquartered in Oldenburg Germany and New York. The acquisition of RedDot Solutions was a natural extension of a long-standing and successful partnership the two companies have forged to address the needs of mutual customers for integrated enterprise content management solutions. The acquisition rounds out Hummingbird's integrated ECM offering, extends its geographic reach, and strengthens the Company's position in the rapidly growing mid-size enterprise ECM market

-----------------
(1) Gartner, Inc. Research Note of November 7, 2005, entitled: "Magic Quadrant for Enterprise Content Management, 2005," is co-authored by research directors:
Karen Shegda and Toby Bell; vice presidents: Kenneth Chin and Debra Logan; principal research analyst, Lou Latham; and vice president distinguished analyst, James Lundy.
(2) Gartner Inc. "MarketScope for Records Management, 2005" by research vice presidents Kenneth Chin and Debra Logan, dated December 15, 2005.
(3) Gartner Inc. "MarketScope for Web Content Management, 2005" by Lou Latham, Principal Research Analyst and James Lundy, VP Distinguished Analyst, dated November 4, 2005.
(4) "The Forrester Wave: Enterprise Content Management Suites, Q3 2005," Forrester Research, Inc., October 7, 2005.

Strategic Relationships

Hummingbird formed several significant partnerships in 2005 to help build upon and strengthen its growing stable of line-of-business solutions. A strategic alliance was announced with Symantec (formerly VERITAS) to integrate VERITAS Enterprise Vault(TM) 6.0 e-mail and content archiving software with Hummingbird Enterprise. The partnership will provide customers with a tool that leverages the simplicity of the Microsoft Outlook desktop and extends it with enterprise scalable content management and archival capabilities.

Hummingbird also unveiled extended capabilities for transparent deployment of Hummingbird Enterprise on the Microsoft Office platform, taking advantage of Microsoft SQL Server 2005 as the content repository. Recognized for its strong heritage as a long-standing Microsoft partner, with a large installed base of shared Microsoft customers globally, Hummingbird is committed to continuous innovation in the delivery of breakthrough technologies that embrace and extend the value of Microsoft technologies.

"Satisfying the needs of our global customers is of utmost importance to us, which is why we continually strive to research new opportunities and developments to ensure they receive the most value from their Hummingbird Enterprise solution," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "In keeping with this year's Summit theme, 'New Ways. New Horizons,' we look forward to partnering with our customers in 2006 to help them establish more innovative ways of accomplishing tasks that will reduce the complexities and risks associated with managing content."

For more information about Summit 2006, please visit:
http://events.hummingbird.com/summit/2006/index.html

*The Magic Quadrant is copyrighted 2005 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

**The MarketScope is copyrighted 2005 by Gartner, Inc. and is reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Forrester Wave

The Forrester Wave is copyrighted by Forrester Research Inc. Forrester and Forrester Wave are trademarks of Forrester Research Inc. The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings and comments. Forrester does not endorse any vendor, product or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416 496-2200 ext. 6359             Tel: 416 496-2200 ext. 2263
daniel.coombes@hummingbird.com          michele.stevenson@hummingbird.com

                                                                      Document 5

[HUMMINGBIRD GRAPHIC OMITTED]


           Hummingbird Announces Formation of Customer Advisory Board

      Board consists of customers from several market sectors encompassing government, financial services, energy, utilities and manufacturing;
       mandate includes contributing to a formal process for prioritizing user requirements

Hummingbird Summit 2006, Miami, Florida - February 6, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that it has formed a Customer Advisory Board. The Board will work closely with Hummingbird to contribute to the company's market and product requirements and provide ongoing consultation and feedback that will result in focused market-driven functionality and a high degree of customer satisfaction.

The Customer Advisory Board builds on the success of the longstanding Hummingbird Legal CIO Advisory Board initiative, which has aided in steering the direction of the industry leading Hummingbird Enterprise for Legal solution set. The new Board represents extensive geographic representation; a balance between smaller and larger organizations; and members from a combination of vertical markets including all levels of government, financial services, energy, utilities, and manufacturing.

Participation in the Board includes customers based in North America, Europe and Asia-Pacific.

"We are delighted to have assembled such a broad representation of our customer base for our inaugural Customer Advisory Board. Members will gain continuous insight into Hummingbird's long term product strategy and will offer guidance and input to industry specific market development activities," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "As a group, this Board's collective expertise will help us prioritize user requirements and will serve as a valuable resource as we continue to improve the way Hummingbird serves and supports the user community by developing new, innovative solutions to business challenges."

The primary goal of the Board will be to better enable Hummingbird to address specific content-centric business challenges facing organizations today. The result will be a comprehensive set of packaged, templated solutions that will allow organizations to easily tailor Hummingbird Enterprise to meet their business challenges. Users will benefit in a substantial increase in productivity.

The Board will hold its first annual meeting in plenary session immediately following Hummingbird's Sixth Annual Worldwide Summit Conference in Miami, Florida in February, 2006.

Key areas to be addressed by the Board at the first meeting will include:
o    Business issues specific to each industry sector;
o    Business issues that cross industries;
o    Key technology issues that organizations are facing; and
o Updating Board members on Hummingbird's planned product strategies in each industry. Board members will have the opportunity to provide their feedback about these activities.

"It is our intention to enhance the way in which Hummingbird serves and supports the user community, across all our markets," added Pery. "By partnering with our customers, we can more effectively anticipate and plan for their needs as their business challenges evolve."

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,500 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:
Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 6

[HUMMINGBIRD GRAPHIC OMITTED]

    Hummingbird Announces Strategic Relationship with Microsoft and Delivers
     Enhanced Out-of-the-Box Integration and High Value Enterprise Content
            Management Lifecycle Solutions on the Microsoft Platform Hummingbird Enterprise(TM) designed to deliver powerful line-of-business focused solutions that will increase user-acceptance, decrease total cost of ownership and reduce the complexities associated with ECM technology

Hummingbird Summit 2006, Miami, Florida - February 7, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, and a Microsoft Gold Certified Partner, today announced an enhanced strategic relationship with Microsoft and its plans to deliver innovative technology integrations with the scalability and functionality of Hummingbird Enterprise(TM) on the Microsoft platform.

Hummingbird solutions on the Microsoft platform enable customers to:

o implement high value, line-of-business solutions that address critical business processes relating to the management of content;
o    reduce the complexities and risks associated with managing content;
o transform the Microsoft Windows-based desktop into a solutions enablement platform without requiring users to leave the familiar user interface; and
o preserve and maximize the value of Microsoft IT investments and reduce the total cost of ownership of these solutions.

"Microsoft is excited to work with Hummingbird to provide enhanced technical integration and closer field alignment and to address customer and market requirements with the goal of delivering high-value content lifecycle management solutions to our mutual customers," said Robert Bernard, General Manager of Global ISVs at Microsoft Corp. "Hummingbird's track record of innovation and market leadership in key industry segments such as government, legal and professional services, financial services, and regulated industries, extends the value of the Microsoft platform to Hummingbird customers."

"Today's announcement is driven by the requirements of our customers and by our deep commitment to deliver innovative solutions that combine the strengths of Microsoft and Hummingbird," said Barry Litwin, President and Chief Executive Officer, Hummingbird. "Our relationship with Microsoft removes risks associated with technology integration and places more value on the business challenges that organizations face in the management of business content. Hummingbird is poised to deliver compelling business value that will enable organizations to accelerate solutions delivery, mitigate risk, improve efficiency and utilize business content as a powerful competitive advantage."

Hummingbird Enterprise solutions on the Microsoft platform empower users to quickly implement critical content lifecycle solutions such as contract management, deal management and compliance using the familiar Microsoft environment. In particular, Hummingbird Enterprise(TM) Client for Microsoft Outlook enables users to organize, manage and work with mission critical business content from within Microsoft Office XP and Outlook 2003.

"Our strategic relationships with Hummingbird and Microsoft are important to our firm," said Andy Jurczyk, CIO of Sonnenschein Nath & Rosenthal LLP, a leader in innovative legal services with nine U.S. offices and a global reach throughout Europe, Asia, the Middle East, Latin America and Canada. Sonnenschein serves many of the world's largest and best known businesses, nonprofits and individuals.

"We have standardized on Hummingbird Enterprise(TM) for Legal as our matter-centric proactive compliance framework because of the rich functionality it offers and the seamless integration it provides with Microsoft Windows desktop applications and Microsoft Office SharePoint Portal Server 2003. The close relationship between Hummingbird and Microsoft reaffirms the merits of our decision as it reinforces the solid foundation on which we are building our proactive compliance framework and ensures the firm's continued leadership in the delivery of legal services on a global scale," added Jurczyk.

Adoption of enterprise content management solutions is dependent on ease of deployment, reduced overall cost of ownership, scalability and usability. Customers will amortize the cost of investments across multiple projects using the same underlying Microsoft and Hummingbird integration, with particular emphasis on:

o Intuitive access to Hummingbird Enterprise through Outlook, SharePoint Portal Server, Office, and Microsoft Internet Explorer.
o    Native support for Microsoft SQL Server 2005.
o    Continued commitment to the Microsoft .NET strategy.
o Early support of the next release of Microsoft Office products code-named Microsoft Office "12."
o Continued innovation relating to performance and scalability such as Hummingbird Content Drive(TM), a unique innovation that provides kernel level integration between the Microsoft desktop and the Hummingbird Enterprise repository, resulting in significantly reduced file transfer times and the ability to natively support complex linked documents such as Microsoft Office Excel spreadsheets.

"In addition to developing solutions on the Office platform, Hummingbird has embraced Microsoft .NET which enables us to deliver integrated applications more quickly and cost effectively and better meet the needs our customers," added Litwin.

"Hummingbird's investments in the Microsoft platform will enable them to extend the power of Information Worker technologies by providing compelling business value for organizations," said Kurt DelBene, Corporate Vice President of the Office Server Group at Microsoft. "With Hummingbird Enterprise based business solutions and the investments we're making with Office '12' around enterprise content management and collaboration with tools that help people create, track, manage and distribute content securely, businesses will be able to become more agile and productive in today's global economy."

"At PNM Resources, we are faced with increasing regulatory pressures and an expanding customer base. Some of our challenges with our legacy systems have included a mainframe records management system that was not easily accessible or integrated into business applications, slow document access, and very high total cost of ownership," said Carl Seider, Senior Systems Administrator, PNMR. "We have recently implemented Hummingbird Enterprise on a Microsoft platform and it has addressed all of these challenges. Microsoft Windows Server 2003 provides PNMR with an enterprise scalable platform with a lower cost of ownership that helps accelerate deployment of our business applications as well as simplifying our storage management."

"From our perspective, the Hummingbird Enterprise solution and the Microsoft platform have been instrumental in our ability to provide our users with the corporate governance and compliance solutions they need. We are now benefiting from Hummingbird's particularly superior integration with Microsoft and we look forward to deriving further benefits from an even tighter relationship between Hummingbird and Microsoft," added Seider.

Roadmap for Customer Success

Hummingbird will work with Microsoft to proactively deliver high value enterprise content management solutions. Hummingbird will provide field level alignment with Microsoft to address customer and market requirements for innovative, industry specific content lifecycle management solutions.

For more information, please visit http://www.hummingbird.com/ms020706

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

NOTE: Product or service names mentioned herein are the trademarks of their respective owners.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: (416) 496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 7

[HUMMINGBIRD GRAPHIC OMITTED]

        Hummingbird Announces Winners of 2005 Customer Innovation Awards

        Hummingbird salutes customers for their innovative deployment of Hummingbird Enterprise(TM) and RedDot Web Content Management solutions

Hummingbird Summit 2006, Miami, Florida - February 8, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced the winners of its 2005 Customer Innovation Awards and the RedDot Customer ACE Awards for Achievement in Content Management Excellence, part of Hummingbird's Customer Innovation Award program honoring customers for their innovative use of RedDot.

The winners were presented with their awards at a special ceremony held on February 7th at Summit 2006, Hummingbird's sixth annual worldwide user conference in Miami, Florida.

"We are very pleased with the diversity of innovative solutions represented by the award winners this year. It provides clear validation of the substantial benefits that Hummingbird Enterprise and RedDot solutions bring to our customers in solving critical business challenges and improving internal processes," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "This year's winners are prime examples of organizations that have improved overall efficiencies and gained significant competitive advantage with Hummingbird solutions."

Following are the winners of Hummingbird's Customer Innovation Awards 2005:

Baker & McKenzie, one of the world's leading global law firms, is a long standing Hummingbird Enterprise for Legal customer with 8,500 users across more than 70 offices around the globe. In addition to using Hummingbird Enterprise as its work-in-process document management platform, the firm has also implemented a central 'Global Practice Library' as the foundation for its global knowledge management (KM) initiatives, enabling users to manage, share and re-use firm know-how and best practices. By leveraging the Hummingbird repository and architecture, the firm has been able to maximize its investment in Hummingbird solutions and deliver increased functionality to Attorneys around the Globe.

Foreign Affairs Canada (FAC) supports Canadians abroad, works towards a more peaceful and secure world, and promotes Canadian culture and values internationally.

The Government of Canada has adopted Hummingbird Enterprise as the standard platform for its Records, Document and Information Management System (RDIMS) initiative. FAC's RDIMS implementation, InfoBank, is more than just technology. InfoBank is comprised of information management policies, practices, tools and support. InfoBank is designed to help employees store documents and emails in one integrated place, so they meet their Legislative and Administrative requirements and find and share the information in a timely and secure fashion.

InfoBank has been instrumental in moving FAC forward in its Information Management revitalization mandate by addressing the needs of a wide spectrum of government workers in two official languages around the world.

Intel Corporation, the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Intel's worldwide Legal and Government Affairs department maintains corporate records in Hummingbird Enterprise RM, and has several Hummingbird Enterprise DM libraries to preserve information as part of its internal knowledge management initiatives. Additional information about Intel is available at www.intel.com/pressroom. Intel is a trademark or registered trademark of Intel Corporation or its subsidiaries in the United States and other countries

The SCOOTER Store is America's leading supplier of power chairs for people with limited mobility. It is a highly successful national enterprise with more than 1,100 employee-owners located in over 70 locations nationwide.

With Hummingbird Enterprise, The SCOOTER Store has installed one central repository for managing all customer records and subsequent documentation, simplifying the search and retrieval process. Since deploying the system, The SCOOTER Store has calculated its investment in Hummingbird Enterprise has delivered a payback period of only seven months. The system has improved access to documents and records; increased employee productivity across different departments; and reduced costs associated with customer support and content storage.

Squire, Sanders & Dempsey L.L.P. - With 29 offices worldwide, Squire Sanders has a global client base that encompasses both public and private sectors. Squires Sanders is deploying Hummingbird Enterprise(TM) for Legal, including Hummingbird DM, LegalKEY(R) New Business Intake, Records Management and Conflicts Management, to help streamline the matter lifecycle management process and simplify the lawyer interface. The Firm's legal services teams will soon have an automated workflow from the point of initial client intake to the point at which a matter is closed. Squires Sanders is one of the first global law firms to deploy a matter-centric environment that gives knowledge workers from any office a consistent view to matter-based information.

Sonnenschein Nath & Rosenthal LLP - With 700 attorneys in nine U.S. offices and a global reach throughout Asia, Europe and Latin America, Sonnenschein serves many of the world's largest and best-known businesses, nonprofit organizations and individuals. Hummingbird Enterprise for Legal and its matter-centric framework enables the Firm to meet its risk management requirements and helps ensure compliance with the multiple legislations, laws and policies that may affect the firm. The new Hummingbird Enterprise Client for Microsoft Outlook allows users to conduct their business entirely from within the familiar Outlook interface, from the creation of a new client-matter and a conflicts check, through to records management and final disposition.

Webster Bank, N.A., a subsidiary of Webster Financial Corporation (NYSE: WBS), provides business banking, retail banking, consumer financing, mortgage banking, call center, trust and investment services through 157 banking offices, 304 ATM's and its Internet website (www.websteronline.com). Webster has implemented Hummingbird Enterprise(TM) for Contract Management to automate the contract lifecycle process in its Information Technology (IT) department, automating most of the contract management tasks and strengthening management of organizational contracts for stronger business controls and compliance.

The following RedDot ACE Award winners were selected based on the business value achieved through RedDot's content management software:

CHUM Television, a division of CHUM Limited, is one of Canada's leading media companies and content providers, which owns and operates 33 radio stations, 12 local television stations and 21 specialty channels. CHUM's original content is seen in over 120 countries worldwide and is distributed via new media platforms, including interactive television, wireless services and exclusive CHUM-branded Internet properties.

CHUM Interactive selected RedDot CMS' Web content management software to extend its brands across its thirty-three Web sites. CHUM chose RedDot's user-friendly solution so that individual contributors could easily add, edit, manage and share this highly valued content across its online properties including its flagship station Citytv. CHUM was a new customer in spring 2005, and as of January 2006 has implemented RedDot CMS on 14 of its sites.

Kinetic Concepts, Inc. (KCI) is a global medical technology company with leadership positions in advanced wound care and therapeutic surfaces. KCI designs, manufactures, markets and services a wide range of proprietary products that can improve clinical outcomes while helping to reduce the overall cost of patient care.

KCI recently launched its new Web site, kci1.com; the site was built in six months and uses RedDot CMS, LiveServer and XCMS. With the tools supplied by RedDot Solutions, KCI is now able to utilize global controls to increase content accountability, increase efficiency, and improve management of content throughout its life cycle to allow business owners to leverage the Web site as part of an integrated channel to market. The new and improved KCI1.com introduces added benefits for the customer, bringing significant changes to the way visitors search, navigate and interact with KCI's comprehensive online content.

Tourism Australia - The events.australia.com site is the business and major events site for Tourism Australia, a government statutory authority. Built by RedDot implementation partner, EuroRSCG, the site was designed to inspire event organizers to consider Australia when they planned their next business event. It guides users through all the steps needed to choose, plan and on-sell an event. This extends from stunning imagery of destinations and experiences to sample itineraries, downloadable presentations, planners and postcards.

The site sets a high standard within the business and major events sectors for Web content and design. Not only does it manage to meet stringent Web guidelines, including usability and accessibility standards, it makes business travel planning an engaging and interactive experience.

"The entire RedDot team is proud of our customers' successes," said Detlef Kamps, President of RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd. "We are honored to present the winners with these awards, which gives us the opportunity to highlight customers who use our software to set new standards in content management and achieve great value for their organizations."

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About RedDot Solutions

RedDot Solutions, a wholly owned subsidiary of Hummingbird Ltd, provides enterprise content management software to create and manage the content that drives business. Recognized throughout the industry as the fastest to implement and easiest to use, RedDot's software products XCMS (Extended Content Management System), CMS (Web Content Management Software) and LiveServer are scalable solutions for Web content and document management, business process workflow, personalization and collaboration. RedDot Solutions has more than 1,600 clients worldwide, including March of Dimes, Bank of New York, Honda, Starbucks, STA Travel, Triumph Motorcycles, The National Archives, O2 and London Fire Brigade who rely on RedDot to increase productivity, improve operational efficiency and reduce risk. Headquartered in New York and Germany, RedDot has offices in Santa Clara, Toronto, Sydney, Sao Paulo, London, and throughout Europe. For more information, please visit: http://www.reddot.com.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 8

[HUMMINGBIRD GRAPHIC OMITTED]

            Webster Bank, N.A. Implements Hummingbird Enterprise(TM)
                   for Contract and Compliance Management and
                to Improve Financial and Contractual Performance
     Leading financial institution implements Hummingbird Enterprise(TM) for
         Contract Management to strengthen management of organizational contracts for stronger business controls and compliance

Toronto - February 21, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, today announced that Webster Bank, N.A., a subsidiary of Webster Financial Corporation (NYSE: WBS), has implemented Hummingbird Enterprise(TM) for Contract Management to automate the contract lifecycle process in its Information Technology (IT) department.

Hummingbird Enterprise for Contract Management is a packaged solution built on the Hummingbird Enterprise ECM platform. It provides organizations with a secure, Web-based environment for real-time access to their contract data and offers automation support across all contract management lifecycle stages from creation through negotiation to maintenance.

With $17.8 billion in assets, Webster provides business and consumer banking, mortgage, insurance, financial planning, trust and investment services through 157 banking offices, 304 ATMs, telephone banking and the Internet. The IT group at Webster Bank is using Hummingbird Enterprise and Hummingbird BI(TM), Hummingbird's leading query, analysis and reporting product, to manage its IT contracts. A specific benefit includes monitoring contract milestones. Webster is also positioning the Hummingbird solution for non-IT contracts.

Hummingbird Enterprise for Contract Management is not only a repository for Webster's IT contracts, but also keeps IT users informed of important renewal, expiration and decision dates associated with those contracts. Users can sort, categorize, search, classify by risk, and be notified of critical dates prior to contract renewal or termination. This allows the IT department to contribute to Webster's overall compliance position and improve workflow efficiency.

"Previously, we monitored our contracts manually and kept them in standard hardcopy format," said Joe Savidge, Senior Vice President of Operations and Technology at Webster Bank, N.A. "With Hummingbird Enterprise for Contract Management, we now have the ability to view and maintain our contracts electronically, with the additional benefit of centralized storage for more efficient searching and retrieval of contracts, contractual information and related documents. Responsible personnel can track those contracts and are automatically notified of renewal or expiration dates, or when changes occur. This automated approach to contract management helps us improve our business operation significantly."

"We are very pleased to have Webster Bank, N.A. as one of our early adopters for our packaged contract management solution built on Hummingbird Enterprise," said Barry Litwin, President and Chief Executive Officer, Hummingbird Ltd. "With Hummingbird Enterprise for Contract Management in place, Webster is automating most of the contract management tasks, improving business efficiency and reducing risk to the financial institution and to its customers."

To learn more about Hummingbird Enterprise for Contract Management, please visit the Hummingbird Web site at: www.hummingbird.com/solutions/contracts_mgmt.html.

About Webster Financial Corporation

Webster Financial Corporation is the holding company for Webster Bank, National Association and Webster Insurance. With $17.8 billion in assets, Webster provides business and consumer banking, mortgage, insurance, financial planning, trust and investment services through 157 banking offices, 304 ATMs, telephone banking and the Internet. Webster Bank owns the asset-based lending firm Webster Business Credit Corporation, the insurance premium finance company Budget Installment Corp., Center Capital Corporation, an equipment finance company headquartered in Farmington, Connecticut and provides health savings account trustee and administrative services through HSA Bank, Member FDIC and equal housing lender.

For more information about Webster, including past press releases and the latest annual report, visit the Webster website at www.WebsterOnline.com

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                      Document 9

[HUMMINGBIRD GRAPHIC OMITTED]


      Hummingbird Named One of the '100 Companies That Matter in Knowledge
                              Management' in 2006
   KMWorld magazine cites Hummingbird as a vendor leading the way in knowledge management technology for sixth consecutive year

Toronto - February 27, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions, is pleased to announce that KMWorld magazine, a leading industry publication, has named Hummingbird as one of the '100 Companies that Matter in Knowledge Management' for the sixth consecutive year.

KMWorld assembled the list of organizations leading the way in the knowledge economy to generate interest in and discussion about knowledge management tools and services. Compilation of the list is a year-long, collaborative but informal process through discussions with KM practitioners, theorists, analysts, vendors and their customers, and editors.

"The list is conceived in a way to recognize some of the organizations leading the way in the knowledge economy. It is designed to encourage a broader discussion of KM," said Hugh McKellar, Editor-in-Chief, KMWorld. "Criteria for inclusion differ, as do the technologies recognized, but all companies share the following: each has helped to create a market, redefine one or enhance one, and all of them demonstrate the capacity for customer-driven agile innovation.

"As in previous years, Hummingbird has earned our recognition. The company works closely with its customers to prioritize user requirements and delivers innovative solutions that help organizations maximize the value of their intellectual assets," added McKellar.

Hummingbird Enterprise(TM) represents the evolution of enterprise content management. In addition to controlling, managing and sharing business critical content via its industry-leading ECM platform, Hummingbird Enterprise offers organizations a true framework to deploy content-driven industry and process-specific solutions such as regulatory compliance, contract management, correspondence management, practice support for law firms, deal room management, and e-mail management. Customers are able to mitigate risk, reduce costs, and generate business advantage.

"We are extremely pleased to once again be recognized on KMWorld's list of the '100 Companies that Matter in Knowledge Management'," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "Industry analysts estimate that without knowledge management practices in place more than 80 percent of the information that employees have is lost to the organization. Our customers recognize the importance of managing their collective wisdom and best practices as an enterprise resource. Hummingbird Enterprise enables organizations to use their information to create real world business solutions, gain competitive advantage, and improve profitability."

The complete list of '100 Companies That Matter in Knowledge Management for 2006,' will be featured in the March 2006 issue of KMWorld and will also be available online March 1st at www.kmworld.com.

About KMWorld

The leading information provider serving the Knowledge, Document and Content Management systems market, KMWorld informs more than 50,000 subscribers about the components and processes - and subsequent success stories - that together offer solutions for improving business performance. KMWorld is a publishing unit of Information Today, Inc.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird contacts:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Tel: 416-496-2200 ext. 6359             Tel: 416-496-2200 ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                                                     Document 10

[HUMMINGBIRD GRAPHIC OMITTED]

              Hummingbird Goes on the Road with New Seminar Series
                             for Financial Services
    Seminar series offers strategies for effectively managing and automating business processes to improve customer confidence and reduce risk

Toronto - February 28, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) and network connectivity solutions today announced that it will host a series of executive seminars in March entitled: Financial Services Strategies: Account Management, Contracts, and Dealing with Regulatory Necessity.

The complimentary breakfast seminars will be held in six cities throughout the United States, beginning March 14th, 2006.

Banks, brokerages and insurance companies are constantly faced with the daunting task of complying with a myriad of laws, agencies and regulations that can impose sanctions and fines on their firms. These regulations directly impact business policies and operations in many ways including how organizations manage e-mail retention and archiving programs; customer and account related information and documentation; and critical business contracts and their associated risks.

Seminar attendees will be provided with an overview of the current regulations affecting the financial services industry and will be presented with case studies on how financial services firms are implementing compliance programs and systems, while streamlining their processes surrounding the management of business information including e-mail, business contracts, paper records and electronic documents.

"Financial services firms must balance the demands of customer acquisition and retention with regulatory compliance and good governance," said Andrew Pery, Chief Marketing Officer and Senior Vice President, Hummingbird Ltd. "This new Hummingbird seminar series will offer guidance to financial services institutions on how to improve customer confidence and reduce risk."

The complimentary seminars will take place on the following dates and locations:

         March 14: Cincinnati, OH - The Cincinnatian Hotel
         March 15: Chicago, IL - Hyatt Regency Chicago
         March 16: Minneapolis, MN - Crowne Plaza Northstar Hotel March 21: San Francisco, CA - The OMNI San Francisco Hotel March 22: Los Angeles, CA - The Millennium Biltmore Hotel March 23: Orange County/Irvine, CA - Hyatt Regency Irvine

For more information, or to register for a seminar, please visit:
www.hummingbird.com/fs.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, e-mail or financial data - linking business processes, information and people. Hummingbird solutions are designed as modular applications that are fully interoperable with each other, enabling customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

For further information, please contact:

Dan Coombes                             Michele Stevenson
Director, Investor Relations            Senior Manager, Corporate Communications
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416- 496-2200 ext. 6359            Tel: 416-496-2200, ext. 2623
dan.coombes@hummingbird.com             michele.stevenson@hummingbird.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HUMMINGBIRD LTD.
                                        ----------------------------------------
                                                      (Registrant)

Date:    March 1, 2006                  By:  /S/ INDER P.S. DUGGAL
         -------------------------           -----------------------------------
                                             Name:    Inder P.S. Duggal
                                             Title:   Chief Financial Officer,
                                                      Secretary and Treasurer